Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-225875
January 15, 2021



ProPhase LABS

NASDAQ: PRPH

Investor Presentation

JANUARY 2021

Forward Looking Statements

ProPhase LABS

This presentation contains forward-looking statements relating to our strategy and business objectives. All statements other than statements of historical facts included in this presentation may be deemed to be forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions that convey uncertainty or future events or outcomes. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements. Additional risks and uncertainties relating to our business can be found under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our subsequent Quarterly Reports on Form 10-Q, as well as our other filings with the Securities and Exchange Commission. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this presentation are made as of the date hereof, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Free Writing Prospectus Statement

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus.

We have filed a shelf registration statement on Form S-3 (including a base prospectus dated July 5, 2018 and preliminary prospectus supplement dated January 12, 2020) with the SEC for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus for the offering (including the risk factors described therein and the information incorporated therein by reference) and other documents we have filed with the SEC for more complete information about the Company and the offering.

You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/. The preliminary prospectus supplement, dated January 12, 2021, is available on the SEC web site at http://www.sec.gov/. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

Corporate Overview

ProPhase Labs, Inc. (NASDAQ: PRPH)

- A diversified medical science and technology company including medical testing and OTC consumer healthcare products and dietary supplements.

- **ProPhase Diagnostics, Inc.**
  - Formed in October 2020, a recently acquired CLIA accredited laboratory owner. The company will offer Covid-19 and other Respiratory Pathogen Panel Molecular tests.

- **Pharmaloz Manufacturing, Inc.**
  - A full-spectrum CMO and private label provider of a full range of non-GMO, organic, and natural-based cough drops and lozenges and OTC drug and dietary supplement products.

ProPhase Labs

NASDAQ: PRPH

Share Price[1]	$15.99
Market Cap[1]	$194.3M
Cash, Cash Equivalents & Marketable Securities[2]	$12.3M
Working Capital[2]	$15.8M
Shares Outstanding[1]	12.1M
Float[1]	8.8M
Insider Holdings[1]	23.1%

1. As of January 14, 2021
2. As of September 30, 2020

Investment Highlights

- **Organic and Inorganic Growth of ProPhase Diagnostics:** Will provide a wide range of testing for diagnosis, screening and evaluation of diseases, including COVID-19 and Respiratory Pathogen Panel (RPP) Molecular tests.
- **One of the Largest Lozenge Contract Manufacturers in the U.S.:** State-of-the-art lozenge manufacturer in Doylestown, PA.
- **Revenue Growth:** Reported revenues grew 40% year over year for first 9 months of 2020 vs 2019. Gross margin improved from 24.0% in 2019 to 29.3% in 2020. Lab Revenue began in late November 2020.
- **Growing Distribution of TK Supplements® Brand:** Created dietary supplements product line, sold at CVS, Walgreens, Walmart & more.
- **Liquidity Position:** $15.8 million in working capital as of September 30, 2020. Subsequently, corporate office building sold for $2.2 million and closed in December 2020. Raised $5.5m in equity January 2021.
- **Management Track Record:** Restructured manufacturing operations. Divested Cold-EEZE® brand to Mylan for $50 million in 2017. Growing Medical Testing operations.

Pharmaloz Manufacturing

ProPhase LABS

Pharmaloz Manufacturing, Inc.

One of the Largest Lozenge Manufacturer in the U.S.



- **Contract Manufacturing** - 60,000 sq. ft. climate-controlled facility on 12 acres operating under FDA 21 CFR 210 & 211 guidelines provides the ability to offer products for diversified needs
- **Private Label** - Partners with brokers and retailers to provide superior quality products
- **Marketing** - Offers the ability to deploy various strategies to help customers market their products successfully
- **Research & Development** - Works to develop and formulate customers' unique, best in class products
- **Quality & Regulatory** - Embraces the importance of both Quality & Regulatory compliance throughout the manufacturing process

FDA REGISTERED FACILITY | GMP | UL CERTIFIED | USDA ORGANIC | K | Made in USA

TK Supplements®

TK Supplements® is dedicated to promoting better health, energy and sexual vitality.

- We offer a line of dietary supplement products under the **TK Supplements®** brand, including:
  - **LEGENDZ XL®**, for male sexual enhancement
  - **TRIPLE EDGE XL®**, a daily energy and stamina booster
  - **SUPER PROSTAFLOW+™**, a supplement to support prostate and urinary health



super PROSTAFLOW+
NATURAL EXTRACTS
56 CAPSULES
TRIPLE EDGE XL
ENERGY + STAMINA BOOSTER
CLINICALLY SHOWN TO PROMOTE:
56 CAPSULES
More Powerful Nitric Oxide Booster
Works with the First Use
LEGENDZ XL
MALE SEXUAL ENHANCEMENT
10 CAPSULES



MALE SEXUAL ENHANCEMENT*
LEGENDZ XL
CLINICALLY SHOWN TO ENHANCE MALE SEXUAL PERFORMANCE**...
PROMOTES BLOOD FLOW WITHIN 60 MINUTES*
WORKS WITH THE FIRST USE*
PROMOTES STAMINA, CONFIDENCE & SEX DRIVE*
MORE POWERFUL NITRIC OXIDE BOOSTER†



super PROSTAFLOW+
NATURAL EXTRACTS
Made in USA
CLINICALLY STUDIED INGREDIENTS

TK Supplements - Authorized Distribution Platform

ProPhase LABS

- **Drug Channel:**
  - Walgreens: Sept 2019
  - CVS: Oct 2020 **(Authorized BOTH Legendz XL AND Triple Edge XL)**
  - Rite Aid: 2018, expanding to full distribution in Jan 2021
  - Bartell Drug
  - Cardinal Health – Authorized in POG for certain independent pharmacies
  - McKesson
- **Mass Market Retail:**
  - Walmart: Oct 2020
- **Food Channel:**
  - Ahold
  - Key Regional Chains: Hannaford, Harris Teeter, Weis, Raley's, Bartell Drug, etc.
- **E-Commerce:**
  - Amazon: Entire TK Supplements available
  - LegendzXL.com: Entire TK Supplements available

Sale of Cold-EEZE

ProPhase LABS

- After years of declining revenues, increasing losses and questionable management activities, Mr. Karkus initiated a successful proxy contest in 2009 that led to his position as CEO.

- After inheriting a severely declining brand, he restructured the entire go to market strategy for the flagship Cold-EEZE brand and grew revenues significantly.

- **The net result: in 2017, ProPhase Labs sold the Cold-EEZE brand for $50 million to Mylan, a multibillion-dollar pharmaceutical company.**

- Resulted in:
  - Two stock buyback that reduced the shares outstanding from approximately 21m share to approximately 12m shares.
  - Three special dividends to shareholders totaling. $1.50/share


The Original and #1 Best Selling Zinc Lozenges*
Cold-EEZE
ZINC GLUCONATE GLYCINE
SHORTENS YOUR COLD.
WORKS FASTER
CLINICALLY PROVEN
to reduce the duration
of the common cold
#1 PHARMACIST RECOMMENDED
18 LOZENGES
HOMEOPATHIC
Honey Lemon

Launch of ProPhase Diagnostics

- Old Bridge, NJ Clinical Laboratory Improvement Amendments (CLIA) accredited laboratory.
  - Acquired in October 2020; Built current capacity to process approximately 10,000 tests per day.
- Garden City, NY CLIA lab.
  - Approximately 25,000 square feet. Expected capacity online late January - early February approximately 50,000 test per day capacity.
- Wide range of diagnosis, screening and evaluation of diseases
  - COVID-19 viral and antibody tests
  - Respiratory Pathogen Panel (RPP) Molecular tests
  - Influenza
  - Respiratory viruses
  - Pneumonia-causing bacteria
  - Other infectious diseases


Global COVID-19 Detection Kits & Consumables Market
($ in Billions)
17.3% CAGR
$5.2
$6.1
2020
2021

Source: The Business Research Company

Prophase Diagnostics Competitive Advantage

- **Cost-Efficient Testing and Fast Turnaround Times**.
  - Proprietary extraction method: more efficient, decreases the amount of consumables required to process and decreases processing time.
  - Reduced cost and faster turnaround times (typically 24 hours) thoroughly studying the RNA strands.

- **PCR Test - Gold Standard**.
  - Rapid tests not as accurate as PCR tests. PCR studies the actual RNA strands. Rapid tests study proteins and antigens prevalent when a virus is present. Other proteins confuse results, which are present with Covid-19 but may also be present with other SARS related viruses.
  - Many diagnostic strategies include a rapid tests + PCR tests, but no plan is for rapid tests alone.
  - The primary benefit of rapid tests is that most labs have turnaround times three to seven days or longer.

- **Molecular Testing**.
  - Rapid tests for other diseases and illnesses have never replaced molecular PCR testing, ex Flu, Strep, etc.
  - Rapid tests cannot differentiate between someone who currently has the virus and someone who just finished with it. It is no longer positive but has lingering proteins/antigens that look like they have the virus. This leads to significant false positives rates.

Business Development Roadmap

ProPhase LABS

- **Wide-scale Covid-19 testing**
  - Continued need for constant testing post vaccines rollouts as the virus continues to mutate.
  - Successful rollout of vaccines, only 50-70% of Americans typically get vaccinated. Vaccines generally are 70% effective. Even if the vaccines were 90% effective, approximately 50% would still not be vaccinated or protected.
  - Limited evidence that those vaccinated will not carry and transmit the virus.
  - Testing will continue to remain critical to containing the disease.

- **Diversification – expand and develop high margin laboratory testing and research.**
  - Build large customer base through Covid Testing then leverage to other testing.
  - *Genetic Testing*. Fluorescence in situ hybridization (FISH). Maps the genetic material in human cells, including specific genes or portions of genes. Because a FISH test can detect genetic abnormalities associated with cancer, it's useful for diagnosing some types of the disease.
  - *Molecular Testing*. Sum of techniques used to analyze biological markers in the genome and proteome. Individual's genetic code and how their cells express their genes as proteins. Used to diagnose/monitor disease, detect risk, and to customize therapies for individual patients.
  - *Repurpose RT-PCR post-COVID-19*. Perform Respiratory testing, Gastroenteric testing (testing GI tract bacteria), Toenail Fungus (testing different Fungus in toenails), Women's Health (vaginal infections and STD), Urinary Tract Infection (testing bacterial and fungal infections of the urinary tract).

Medical Testing - Strategic Partnership

- Spectrum Solutions need for labs that are validated for their collection device and have significant capacity as well as efficient turnaround times.

- Industry reports state that some of the larger labs are delayed in reporting results, oftentimes up to 7 days or more.

- Because ProPhase is validated by Spectrum Solutions, has capacity and 24 hour turnaround times, Spectrum Solutions actively refers customers using their saliva collection COVID-19 test kit to ProPhase.

- For example, ProPhase recently announced opening an account with a large Midwestern city using Spectrum Solutions saliva collection devices.

Growth Drivers



COVID Testing & Lab Processing

- Purchase and build out CLIA certified labs for processing
- Longer term vision of COVID/influenza saliva-based test as well as various diagnostic testing
- After six months of extensive due diligence, management has uncovered several exciting and timely opportunities in the industry



Manufacturing (CMO)

- Explore different opportunities to expand our current internal and other contract manufacturing capabilities
- This will include different dosage forms (oral, sterile, topical, etc.) for both OTC and Rx market


PROSTAFLOW
NATURAL EXTRACTS
Made in USA

TK Supplements Business

- Legendz XL distribution is growing with Triple Edge XL now beginning to gain acceptance
- New and innovative products already under development and on the horizon

Management

Ted Karkus - Chairman & CEO

Mr. Karkus is the CEO and Chairman of the Board of Directors of ProPhase Labs, Inc. As CEO, he directly manages and oversees corporate strategy, product development, sales and marketing, and R&D. Mr. Karkus has long focused his career on investing, management consulting and managing emerging growth companies. He started his career on Wall Street working for a variety of investment banks. Mr. Karkus financed and advised ID Biomedical, a biotech/vaccine company, when it was valued at approximately $25 million and near bankruptcy. He successfully persuaded the board of directors into making difficult but necessary changes to management, including the replacement of the CEO, and helped to redirect their strategic focus. Seven years later, the company was sold to GlaxoSmithKline for more than $1.4 billion. While advising ID Biomedical, he began a similar decade-long engagement with ProPhase Labs. After years of declining revenues, increasing losses and questionable management activities, the Company's direction was in dire need of change -- and the shareholders' interests in need of protection. Mr. Karkus initiated a highly risky but successful proxy contest in 2009 that led to his position as CEO. After inheriting a severely declining brand portfolio, he restructured the go to market strategy for the flagship Cold-EEZE brand and grew revenues significantly. The net result: in 2017, ProPhase Labs sold the Cold-EEZE brand for $50 million to Mylan, a multibillion-dollar pharmaceutical company. Mr. Karkus graduated Tufts University with a BS in Psychology and Magna Cum Laude Honors in 1981 and Columbia University School of Business with an MBA in Finance and Beta Gamma Sigma Honors in 1984.

Management

Monica Brady, CPA - Chief Financial Officer

Ms. Brady has over 15 years of experience with two public companies. She currently serves as the Company's Chief Financial Officer at the Company since January 2019 and previously served as its Chief Accounting Officer from September 2017 to January 2019 and Director of Finance from October 2009 through September 2017. Prior to joining the Company, Ms. Brady served as senior accountant at iDNA Inc. from June 2003 through September 2009 which focused on corporate communications. Ms. Brady is a registered CPA in the state of New York.

Steve Kamalic - Chief Operating Officer, ProPhase Diagnostics

Steve Kamalic serves as the Chief Operating Officer at ProPhase Diagnostics. Mr. Kamalic holds an AAS in medical technology and a BS in Health Administration. Prior to joining ProPhase Diagnostics, Steve Kamalic served as Chief Operating Officer and Sales Director at a substantial regional lab. He oversaw a laboratory business that significantly grew it's annual revenues. Mr. Kamalic has worked at several startups and has a vision for growth and expansion.

Recent Financial Performance

ProPhase LABS

$ in millions	3 Months Ending September 30		9 Months Ending September 30	
	2020	2019	2020	2019
Total Revenue	$ 3.8	$ 2.8	$ 9.4	$ 6.7
Gross Profit	$ 1.0	$ 0.8	$ 2.7	$ 1.6
Gross Margin (%)	27.1%	30.1%	29.3%	24.0%
Net Income	$ (0.4)	$ (0.4)	$ (1.1)	$ (2.7)

- Restructured manufacturing operations reducing costs, contributing to an increase in gross margins for the nine months ending September 30, 2020 compared to the same period a year ago.
- Customer demand drove sales growth compared to the three- and nine-month periods a year ago.
- Prophase Diagnostic revenue from laboratories begin in late November, 2020.

Historical Financial Performance

(millions $)	12 months Dec-31-2017A	12 months Dec-31-2018A	12 months Dec-31-2019A
Total Revenue	9.867	13.126	9.876
Gross Profit	1.948	4.781	2.615
Earnings from Cont. Ops.	(2.242)	(1.57)	(3.106)
Net Income	40.589	(1.74)	(3.146)
Total Cash & ST Investments	21.938	8.241	1.36
Total Assets	33.659	20.737	12.274
Total Liabilities	1.812	4.233	1.043
Total Debt	-	-	-

~$50m Sale of Cold-EEZE to Mylan in 2017

Stock Buybacks shares outstanding from approx. 21m shares to approx. 12m shares. Also, three Special Dividends to shareholders totaling $1.50/share.

ProPhase Diagnostics launch of Medical Testing Laboratories – operational late November 2020.

Capitalization & Use of Proceeds

ProPhase LABS

Capitalization Table	Shares	Weighted Avg. Exercise Price	Value	Percentage of Fully Diluted
Common Stock Outstanding	11,604,253			64.9%
2020 Warrants	450,000	$ 3.22	1,450,000	2.5%
2021 Warrants	275,000	$ 11.00	3,025,000	1.5%
Common Underlying Convertible Debt	1,000,000	$ 3.00	3,000,000	5.6%
Stock Options - 2010 Equity Comp Plan	1,032,000	$ 2.28	2,352,960	5.8%
Stock Options - 2010 Equity Comp Plan	1,025,000	$ 8.48	8,692,000	5.7%
Stock Options - 2018 Equity Comp Plan	2,300,000	$ 1.50	3,450,000	12.9%
Stock Options - 2010 Equity Comp Plan	200,000	$ 2.83	566,000	1.1%
Fully Diluted Shares Outstanding	17,886,253			100%

After September 30, 2020:

- 275,000 shares of our common stock issuable upon the exercise of warrants with an exercise price of $11.00 per share;
- 1,025,000 shares of our common stock issuable upon the exercise of stock options granted since September 30, 2020 under the 2010 Plan, with a weighted-average exercise price of $8.48 per share
- 50,000 shares of our common stock issuable upon the exercise of warrants with an exercise price of $5.00 per share

Use of Proceeds:

Working Capital and General Corporate Purposed

Key Takeaways


ProPhase
LABS

- **Organic and Inorganic Growth of ProPhase Diagnostics:** Will provide a wide range of testing for diagnosis, screening and evaluation of diseases, including COVID-19 and Respiratory Pathogen Panel (RPP) Molecular tests.

- **One of the Largest Lozenge Contract Manufacturers in the U.S.:** State-of-the-art lozenge manufacturer in Doylestown, PA.

- **Revenue Growth:** Reported revenues grew 40% year over year for first 9 months of 2020 vs 2019. Gross margin improved from 24.0% in 2019 to 29.3% in 2020. Lab Revenue began in late November 2020.

- **Growing Distribution of TK Supplements® Brand:** Created dietary supplements product line, sold at CVS, Walgreens, Walmart & more.

- **Liquidity Position:** $15.8 million in working capital as of September 30, 2020. Subsequently, corporate office building sold for $2.2 million and closed in December 2020.

- **Management Track Record:** Restructured manufacturing operations. Divested Cold-EEZE® brand to Mylan for $50 million in 2017. Growing Medical Testing Operations.

Contact

Company

Ted Karkus
Chairman & CEO
711 Stewart Ave.
Garden City, NY 11530

Investor Relations

Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PRPH@mzgroup.us
www.mzgroup.us

ProPhase LABS

www.prophaselabs.com

